

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

May 29, 2019

Eric M. Gebhard
Chief Executive Officer and Treasurer
World Omni Auto Leasing LLC
190 Jim Moran Blvd
Deerfield Beach, Florida 33442

> **Re: World Omni Auto Leasing LLC**
> **World Omni LT**
> **Registration Statement on Form SF-3**
> **Filed May 24, 2019**
> **File Nos. 333-231740 and 333-231740-01**

Dear Mr. Gebhard:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Lulu Cheng at 202-551-3811 or me at 202-551-3262 if you have any questions.

Sincerely,

/s/ Arthur C. Sandel

Arthur C. Sandel
Special Counsel
Office of Structured Finance

cc: Peter Sheptak, JM Family Enterprises, Inc.